



18007055

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEC FILE NUMBER
8- 67113

MAR 0 8 2018

Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

408

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W Olive Ave, Suite 300

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Burbank	CA	91505-4647
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary K. Ching   818 827-7132

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Gary K. Ching_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___NPB Financial Group, LLC_____, as

of ___December 31_____, 20 __17___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Please see attached.

_____
Signature

VP/CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition.~~ *CASH FLOWS*
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of _____

County of _____

Subscribed and sworn to (or affirmed) before me on this ____ day of _____,

_____ by

_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _____

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK

AN RBC COMPANY

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

} **SS.**

☑ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5

_____
Signature of Affiant No. 1

_____
Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

01 day of MARCH , 2018 , by
Date   Month   Year

(1) Gary K Ching ,
Name of Affiant No. 1

(2) _____
Name of Affiant No. 2 (Strike if not applicable)

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

_____
Signature of Notary

NAIRA NAZARIAN
Notary Public - California
Los Angeles County
Commission # 2180744
My Comm. Expires Jan 22, 2021

Place Notary Seal Above

─────────── **OPTIONAL** ───────────

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT

Document Date: 03/01/2018   Number of Pages: 3

Signer(s) Other Than Named Above: _____

RIGHT THUMPRINT OF SIGNER #1	RIGHT THUMPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

ID 18548E (Rev 12/2014)   (098P)



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of NPB Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NPB Financial Group, LLC(the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Northridge, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   WE FOCUS & CARE™

NPB Financial Group, LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and equivalent	$ 1,140,935
Clearing broker deposit	25,000
Commissions receivable	517,778
Other receivable	9,997
Prepaid expenses	26,973
Other assets and deposits	6,370
Organization costs, net of accumulated amortization of $9,664	2,636
Furniture, fixtures and equipment net of accumulated depreciation of $59,829	17,204
Total Assets	**$ 1,746,893**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 194,234
Advisory fees payable	501,726
Commissions payable	361,562
Deferred income	50,000
Unsecured debt	147
Total Liabilities	1,107,669
Members' Equity	639,224
Total Liabilities and Members' Equity	**$ 1,746,893**


NPB Financial Group, LLC

Statement of Income

For The Year Ended December 31, 2017


Revenues

Commissions	$	7,690,720
Advisory fees		3,582,103
Interest income		1,704
Other income		666,083
Total Revenues		11,940,610

Direct Costs

Advisory fee expense	3,364,017
Commissions expense	6,969,767
Clearing expense	113,620
Communications	32,067
Total Direct Costs	10,479,471
Gross Profit	1,461,139

Operating Expenses

Computer and software expenses	164,326
Depreciation and amortization	8,216
Dues and subscriptions	13,453
Education	735
Insurance	102,624
Interest expense	2,223
Legal and professional fees	11,255
Meetings and conferences	60,595
Office supplies	8,035
Payroll processing	6,439
Pension plan contribution	42,312
Registration and regulatory fees	61,939
Rent	80,514
Salaries, wages and related expenses	820,770
Travel and entertainment	26,528
All other	14,745
Total Operating Expenses	1,424,709

Income before tax provision		36,430
Income tax provision		12,590
Net Income	$	**23,840**

NPB Financial Group, LLC

Statement of Changes in Members' Equity
For The Year Ended December 31, 2017

	Total
Balance December 31, 2016	$ 645,384
Net Income	23,840
Distributions	(30,000)
Balance December 31, 2017	$ 639,224

NPB Financial Group, LLC
Statement of Cash Flow
For The Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income	$	23,840
Adjustments to reconcile net assets to net cash provided by operating activities:		
Depreciation and amortization		8,216
(Increase) decrease in commission receivable		35,886
(Increase) decrease in other receivable		(3,589)
(Increase) decrease in prepaid expenses		1
Increase (decrease) in accounts payable		99,171
Increase (decrease) in advisory fees payable		(22,222)
Increase (decrease) in commissions payable		164,542
Increase (decrease) in deferred income		28,000
Increase (decrease) in unsecured debt		(649)
Net cash flows from operating activities		333,196
Cash Flows from Investing Activities		
Purchase of equipment		(1,706)
Net cash flows used in investing activities		(1,706)
Cash Flows from Financing Activities		
Distributions		(30,000)
Net cash flows used in financing activities		(30,000)
Net increase (decrease) in cash		301,490
Cash at beginning of year		839,445
Cash at December 31, 2017	$	1,140,935

Supplemental Information		
Interest paid	$	2,223
Income taxes paid	$	12,590

Note 1 – Organization and Nature of Business

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities and as an investment advisor under the 1940 Investment Advisors Act as amended. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Agency ("FINRA").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transactions in listed securities by exchange member

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed both in advance and arrears, at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Organization Costs – Costs incurred in connection with the formation of the Company are being amortized over fifteen (15) years. The amortization expense for the year ended December 31, 2017 was $879.

Note 2 – Significant Accounting Policies (continued)

Income taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, with a gross receipts tax and a minimum Franchise Tax of $800.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from five to seven years. Depreciation expense for the year ended December 31, 2017 was $7,337.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts. The amount greater than the FDIC limit at December 31, 2017 was $640,935.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $552,907 which was $479,062 in excess of its required net capital of $73,845. The Company's net capital ratio was 2 to 1.

Note 7 – Provision for Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2017, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $11,790.

Note 8 – Clearing Broker Deposit

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions and requires a minimum deposit of $25,000.

Note 9 – Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). For 2017, the Company matched 125% of the first 5% of employee contribution of all qualifying participants under the Plan for the 2017 Plan year. The Employer contribution vests 100% after 5 years of service. The Company contributed $42,312 to the Plan during the year ending December 31, 2017.

Note 10 – Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition.

Note 11 – Operating Lease Commitments

The Company leases office space under a noncancelable operating lease expiring December 31 2019. At December 31, 2017, future minimum lease payments under lease payments under this agreement were as follows:

2018	$	73,140
2019		76,800
Total	$	149,940

Rent expense for the year ended December 31, 2017 was $72,748, including parking.

Note 12 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 14 – Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

NPB Financial Group, LLC

Schedule I - Computation of Net Capital Requirement
December 31, 2017

Computation of Net Capital

Total ownership equity from statement of financial condition	$	639,224
Nonallowable assets		
Commissions receivable - non allowable portion		(33,135)
Other assets and deposits		(6,370)
Prepaid expenses		(26,972)
Organization costs, net of accum. amortization		(2,636)
Furniture, fixtures and equipment net of accum. depr.		(17,204)
Net Capital	$	552,907

Computation of Net Capital Requirements

Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	73,845
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	73,845
Excess Capital	$	479,062
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	442,140

Computation of Aggregate Indebtedness

Total liabilities	$	1,107,669
Ratio of aggregate indebtedness to net capital		2:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

NPB Financial Group, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NPB Financial Group, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NPB Financial Group, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) NPB Financial Group, LLC Identified the following provisions of 17 C.F.R. §15c3-3(k) under which NPB Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) NPB Financial Group, LLC. stated that NPB Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NPB Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NPB Financial Group, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

WE FOCUS & CARE™



NPB Financial Group LLC

3500 W. Olive Avenue
Suite 300
Burbank, California 91505
npbfg.com

Assertions Regarding Exemption Provisions

We, as members of management of NPB Financial Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

NPB Financial Group, LLC

By:

_____
Gary K. Ching, VP/CFO

_____
2-27-18
(Date)



Member FINRA, MSRB and SIPC

NPB Financial Group, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members and Equity Owners of NPB Financial Group, LLC
NPB Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by NPB Financial Group, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of NPB Financial Group, LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating NPB Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE

WE FOCUS & CARE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2018

NPB Financial Group, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the year Ended December 31, 2017

	Amount
Total assessment	$ 7,500.00
SIPC 6 general assessment	
Payment made on July 26, 2017	(3,711.00)
SIPC 7 general assessment	
Payment made on February 8, 2018	(3,789.00)
Total assessment balance (overpayment carried forward)	-

NPB Financial Group, LLC

Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017